FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated March 2, 2011

Commission File Number 001-34913

SinoTech Energy Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

3/F, No. 19 Ronghua South Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

Telephone: +86-10-8712-5555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SinoTech Energy Limited

Form 6-K

Changes in Registrant’s Certifying Accountants

On January 12, 2011, SinoTech Energy Limited’s (the “Company”) public accounting firm, JBPB & Co. (formerly Grant Thornton (“GT Hong Kong”)), resigned as the Company’s accountants due to its merger of business with BDO Limited.

GT Hong Kong was engaged to audit: (1) the consolidated balance sheet of Superport Limited and its subsidiaries (collectively, “Superport”) as of September 30, 2009, and the related consolidated statements of income, comprehensive income, equity and cash flows for the period from May 6, 2009 through September 30, 2009; (2) the consolidated balance sheet of Superport as of September 30, 2008 and the statements of income, comprehensive income, equity and cash flows for the year ended September 30, 2007, the period from October 1, 2007 through October 12, 2007, the period from September 10, 2007 through September 30, 2007, the year ended September 30, 2008, and the period from October 1, 2008 through May 5, 2009; (3) the consolidated balance sheets of Superport as of June 30, 2010 and September 30, 2010, and the related consolidated statements of operations, comprehensive income, equity and cash flows for the period from May 6, 2009 through June 30, 2009 and the nine month ended June 30, 2010; (4) the consolidated statements of operations, comprehensive income, equity and cash flows for the period from October 1, 2008 through May 5, 2009; (5) the balance sheet of the Company as of June 30, 2010, and the related statements of equity, and cash flows for the period from June 9, 2010 through June 30, 2010.

GT Hong Kong’s reports for such periods did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. Additionally, during the Company’s two most recent fiscal years and any subsequent interim period, there were no disagreements with GT Hong Kong on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of GT Hong Kong would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of Superport and the Company. Furthermore, none of the reportable events described under Item 16F of Form 20-F occurred within the periods covered by GT Hong Kong’s reports on the financial statements of Superport and the Company, or subsequently up to the date of JBPB & Co.’s resignation.

Upon the recommendation of the Audit Committee of the Board of Directors of the Company, and as ratified and approved by the Board of Directors of the Company, Ernst & Young Hua Ming, was engaged as the Company’s independent registered public accounting firm as of February 28, 2011.

On March 2, 2011, the Company issued a press release disclosing the engagement of Ernst & Young Hua Ming and the resignation of JBPB & Co. A copy of that press release is furnished as an exhibit to this report. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 2, 2011

SINOTECH ENERGY LIMITED

By:	/s/ Guoqiang Xin
Name: Guoqiang Xin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated March 2, 2011.